FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May, 2003

Commission File Number: 1-10817

CELLTECH GROUP PLC

(Translation of registrant's name into English)

208 Bath Road, Slough, Berkshire SL1 3WE ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Holding(s) in Company released 01 May, 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Celltech Group plc

2. Name of shareholder having a major interest

FMR Corp. and its direct and indirect subsidiaries and Fidelity International Limited and its direct and indirect subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

State Street Nominees Limited	147,412
Mellon Bank	13,418
Chase Nominees Limited	1,828,588
State Street Bank & Trust Company	271,400
State Street Bank & Trust	54,900
Chase Nominees	6,254,251
Citibank	119,800
Deutsche Bank	29,600
HSBC	59,214
Bank of New York London	100,400
Chase Nominees Ltd	693,720
Northern Trust	152,600
Chase Nominees	385,100
Nortrust Nominees Ltd	385,526
HSBC Client Holdings Nominee (UK) Limited	11,814,170
Chase Manhattan Bank London	570,737
Northern Trust	963,382
JP Morgan	291,811
Bank of New York London	831,800
Morgan Stanley	237,100
Deutsche Bank	172,600
Mellon Nominees Ltd	36,900
State Street Nominees Ltd	166,200
Bank of New York Brussels	366,141
State Street Bank & Trust	443,172
Chase Nominees Ltd	769,700
Nortrust Nominees Ltd	232,500
HSBC Client Holdings Nominee (UK) Limited	200

5. Number of shares / amount of stock acquired

N/a

6. Percentage of issued class

N/a

7. Number of shares / amount of stock disposed

474,400 (since last notification)

8. Percentage of issued class

0.17%

9. Class of security

Ordinary 50p Shares

10. Date of transaction

30 April 2003

11. Date company informed

1 May 2003

12. Total holding following this notification

27,392,342

13. Total percentage holding of issued class following this notification

9.86%

14. Any additional information

15. Name of contact and telephone number for queries

Cheryl Cramer Tel. 01753 447933

16. Name and signature of authorised company official responsible for making this notification

J A D Slater

Date of notification

1 May 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                           CELLTECH GROUP PLC
                                                                                                                                                           (Registrant)

                                                                                                                                                           By: /s/ PETER ALLEN
                                                                                                                                                           Peter Allen
                                                                                                                                                           Chief Financial Officer

Dated: 01 May, 2003